EXHIBIT 10.4

THE
ANNTAYLOR STORES CORPORATION

2000 STOCK OPTION AND RESTRICTED
STOCK AWARD PLAN

Table of Contents

List of Defined Terms

THE ANNTAYLOR STORES CORPORATION
2000 STOCK OPTION
AND RESTRICTED STOCK AWARD PLAN

1. Purpose.

        This 2000 Stock Option and Restricted Stock Award Plan is intended to
encourage stock ownership by eligible employees of AnnTaylor Stores Corporation (the
"Corporation"), its divisions and Subsidiary Corporations, so that they may acquire or
increase their proprietary interest in the Corporation, and to encourage such employees to
remain in the employ of the Corporation, its divisions and Subsidiary Corporations, and to
put forth maximum efforts for the success of the business. It is further intended that no
Option granted pursuant to this Plan shall constitute an "incentive stock option" ("Incentive
Stock Option") within the meaning of Section 422 of the Internal Revenue Code of 1986,
as amended ("Code"), and all Options so granted shall constitute "nonqualified stock
options" ("Nonqualified Stock Options").

2. Definitions.

        As used in this Plan, the following words and phrases shall have the mean-
ings indicated:

        (a) "CAUSE" used in connection with the termination of employment of a Grantee
shall mean a termination of employment of the Grantee by the Corporation or a division or
Subsidiary Corporation due to (i) the failure to render services to the employer corporation
in accordance with the terms of such Grantee's employment, which failure amounts to a
material neglect of such Grantee's duties to the employer corporation, (ii) the commission
by the Grantee of an act of fraud, misappropriation (including the unauthorized disclosure
of confidential or proprietary information) or embezzlement, or (iii) a conviction of or
guilty plea or confession to any felony.

        (b) "COMMON STOCK" shall mean shares of the Corporation's Common Stock,
par value $.0068 per share.

        (c) "DISABILITY" shall mean a Grantee's inability to engage in any substantial
gainful activity by reason of any medically determinable physical or mental impairment
that can be expected to result in death or that has lasted or can be expected to last for a
continuous period of not less than twelve (12) months.

        (d) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as
amended.

(e) "EXECUTIVE OFFICER" shall have the meaning set forth in Rule 16a-1(f) promulgated under the Exchange Act.

(f) "FAIR MARKET VALUE" per share as of a particular date shall mean (i) the closing sales price per share of Common Stock as reported on the New York Stock Exchange (or if the shares of Common Stock are not then traded on such exchange, on the principal national securities exchange on which they are then traded) for the last preceding date on which there was a sale of such Common Stock on such exchange, or (ii) if the shares of Common Stock are not then traded on a national securities exchange but are traded on an over-the-counter market, the average of the closing bid and asked prices for the shares of Common Stock in such over-the-counter market for the last preceding date on which there was a sale of such Common Stock in such market, or (iii) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee in its discretion may determine.

(g) "GRANTEE" shall mean a person to whom an Option or Restricted Stock Award has been granted.

(h) "OPTION" shall mean the right, granted to a Grantee pursuant to Section 3, to purchase a specified number of shares of Common Stock, on the terms and subject to the restrictions set forth in this Plan and by the Committee upon the grant of the Option to the Grantee.

(i) "RESTRICTED SHARE" shall mean a share of Common Stock, awarded to a Grantee pursuant to Section 3, that is subject to the terms and restrictions set forth in this Plan and by the Committee upon the award of the Restricted Share to the Grantee.

(j) "SUBSIDIARY CORPORATION" shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the employer corporation if, at the time of granting an Option or Restricted Stock Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. Administration.

The Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Corporation (the "Board"). The Committee shall consist of two or more members of the Board.

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options and make awards of Restricted Shares ("Restricted Stock Awards" and sometimes collectively with the grant of Options, "Grants"); to determine the purchase price of the shares of Common Stock covered by each Option (the "Option Price"); to determine the persons to whom, and the time or times at which, Options and Restricted Stock Awards shall be granted; to determine the number of shares to be covered by each Option; and to determine the number of Restricted Shares to be covered by each Restricted Stock Award; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the agreements (which need not be identical) entered into in connection with grants of Options ("Option Agreements") and Restricted Stock Awards ("Restricted Award Agreements"); and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The determinations of the Committee shall be binding and conclusive on all parties. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee shall have the authority in its discretion to delegate to specified officers of the Corporation the power to make Grants, including to determine the terms of such Grants, and the power to extend the exercisability of Options pursuant to Section 6(h) or 6(g) hereof, in each case consistent with the terms of this Plan and subject to such restrictions, if any, as the Committee may specify when making such delegation.

The Board shall fill all vacancies, however caused, in the Committee. The Board may from time to time appoint additional members to the Committee, and may at any time remove one or more Committee members and substitute others. One member of the Committee shall be selected by the Board as chairman. The Committee shall hold its meetings at such times and places as it shall deem advisable. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at any meeting or by written consent. The Committee may appoint a secretary and make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings.

No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Grant made hereunder.

4. Eligibility.

Options and Restricted Stock Awards may be granted to employees of the Corporation or its present or future divisions and Subsidiary Corporations who are not Executive Officers. In determining the persons to whom Options and Restricted Stock Awards shall be granted and the number of shares to be covered by each Option, and the number of Restricted Shares to be covered by each Restricted Stock Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Corporation and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan. A person to whom an Option has been granted hereunder is sometimes referred to herein as an "Optionee."

A Grantee shall be eligible to receive more than one Grant during the term of the Plan, but only on the terms and subject to the restrictions hereinafter set forth.

5. Stock.

The shares of Common Stock subject to Options and Restricted Stock Awards hereunder shall be shares that are held by the Corporation as treasury shares. Subject to the next sentence of this paragraph, the aggregate number of shares of Common Stock as to which Options and Restricted Stock may be granted from time to time under this Plan shall not exceed 1,000,000, of which no more than 250,000 may be granted as Restricted Stock. The limitations established by the preceding sentences shall be subject to adjustment as provided in Section 6(i) hereof.

If any shares subject to an Option Grant or Restricted Stock Award are forfeited, canceled, exchanged or surrendered or if a Grant otherwise terminates or expires without a distribution of shares to the Grantee, the shares of Common Stock with respect to such Grant shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Grants under the Plan.

6. Terms and Conditions of Options.

Each Option granted pursuant to the Plan shall be evidenced by a written Option Agreement between the Corporation and the Optionee, which agreement shall comply with and be subject to the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a) NUMBER OF SHARES. Each Option Agreement shall state the number of shares of Common Stock to which the Option relates.

(b) TYPE OF OPTION. Each Option Agreement shall specifically state that no portion of the Option constitutes an Incentive Stock Option and the entire Option constitutes a Nonqualified Stock Option.

(c) OPTION PRICE. Each Option Agreement shall state the Option Price, which shall be not less than one hundred percent (100%) of the Fair Market Value of the shares of Common Stock of the Corporation on the date of grant of the Option. The Option Price shall be subject to adjustment as provided in Section 6(i) hereof. The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted, unless such resolution expressly provides for a specific later date.

(d) MEDIUM AND TIME OF PAYMENT. The Option Price shall be paid in full, at the time of exercise, (i) in cash, (ii) in shares of Common Stock having a Fair Market Value equal to such Option Price, or (iii) in a combination of cash and shares or (iv) in the sole discretion of the Committee, through a cashless exercise procedure involving a broker, provided that such method and time for payment shall be permitted by and be in compliance with applicable law.

(e) TERM AND EXERCISE OF OPTIONS. Except as provided in Section 6(i) hereof or unless otherwise determined by the Committee, the shares covered by an Option shall become exercisable over such period, in cumulative installments or otherwise, or upon the satisfaction of such performance goals or other conditions, as the Committee shall determine; provided, however, that the Committee shall have the authority to accelerate the exercisability of all or any portion of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate, and provided further, however, that such exercise period shall not exceed ten (10) years from the date of grant of such Option. The exercise period shall be subject to earlier termination as provided in Sections 6(f) and 6(g) hereof. An Option may be exercised, as to any or all full shares of Common Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Committee; provided, however, that an Option may not be exercised at any one time as to fewer than 100 shares (or such number of shares as to which the Option is then exercisable if such number of shares is less than 100).

(f) TERMINATION. Except as provided in this Section 6(f) and in Section 6(g) hereof, an Option may not be exercised unless the Optionee is then in the employ of the Corporation or one of its divisions or Subsidiary Corporations, and unless the Optionee has remained continuously so employed since the date of grant of the Option.
In the event that the employment of an Optionee shall terminate other than by reason of death, Disability or Retirement, all Options theretofore granted to such Optionee shall, to the extent not theretofore exercised or canceled, terminate immediately upon such separation of employment; provided, however, that the Committee may in its discretion extend the period for exercise of Options that were exercisable at the time of separation of employment to a date later than such separation date, but in any event not beyond the date on which the Option would otherwise expire pursuant to Section 6(a) hereof.

Nothing in the Plan or in any Option granted pursuant hereto shall confer upon an individual any right to continue in the employ of the Corporation or any of its divisions or Subsidiary Corporations or interfere in any way with the right of the Corporation or any such division or Subsidiary Corporation to terminate such employment.

(g) DEATH, DISABILITY OR RETIREMENT OF OPTIONEE. If an Optionee shall die while employed by the Corporation or a Subsidiary Corporation, or if the Optionee's employment shall terminate by reason of Disability or Retirement, all Options theretofore granted to such Optionee, to the extent exercisable on the date of death or separation, may be exercised by the Optionee or by the Optionee's estate or by a person who acquired the right to exercise such Option by bequest or inheritance or otherwise by reason of the death or Disability of the Optionee, at any time within three (3) years after the date of death or termination by reason of Disability or Retirement, or at such later time as the Committee may in its discretion determine, but in any event not beyond the date on which the Option would otherwise expire pursuant to Section 6(e) hereof.

(h) NONTRANSFERABILITY OF OPTIONS. Options granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and Options may be exercised, during the lifetime of the Options, only by the Optionee or by his guardian or legal representative.

(i) EFFECT OF CERTAIN CHANGES.

(1)   If there is any change in the shares of Common Stock through the declaration of stock dividends, distributions made with respect to shares of Common Stock, recapitalizations, restructurings, stock splits, or combinations or exchanges of such shares, or the like, then the number of shares of Common Stock or other securities available for Options, the kind and amount of shares and other securities covered by outstanding Options, and/or the Option Price, as appropriate, shall be adjusted as necessary to reflect equitably such change in the shares of Common Stock; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

(2) If, while unexercised Options remain outstanding under the Plan:

(A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Corporation, any person who on the date hereof is a director or officer of the Corporation, any trust or other fiduciary holding securities under an employee benefit plan of the Corporation, or any corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities;

(B) during any period of not more than two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Corporation to effect a transaction described in clause (A) or (C) of this Section 7(i)(2)) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof; or

(C) the stockholders of the Corporation approve a merger or consolidation of the Corporation with any other entity other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets

(each, an "Acceleration Event"), then all Options not theretofore exercisable by their terms shall become exercisable in full. Following the Acceleration Event, the Committee shall provide for the cancellation of all Options then outstanding. Upon such cancellation, the Corporation shall make, in exchange therefor, a cash payment for any such Option in an amount per share equal to the difference between the per share exercise price of such Option and the Fair Market Value of a share of Common Stock on the date during the prior sixty-day period that produces the highest Fair Market Value.

(3) In the event of a change in the Common Stock of the Corporation as presently constituted which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock within the meaning of the Plan.

(4) The foregoing adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

(5) Except as hereinbefore expressly provided in this Section 6(i), the Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another corporation; and any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business

structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets.

(j) RIGHTS AS A STOCKHOLDER. An Optionee or a transferee of an Option shall have no rights as a stockholder with respect to any shares covered by the Option until the date of the issuance of a stock certificate for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date it, prior to the date such stock certificate is issued, except as provided in Section 6(i) hereof.

(k) OTHER PROVISIONS. The Option Agreements authorized under the Plan shall contain such other provisions, including without limitation the imposition of restrictions upon the exercise of an Option, as the Committee shall deem advisable.

7. Terms and Conditions of Restricted Stock Awards.

Each Restricted Stock Award granted under the Plan shall be evidenced by a written Restricted Award Agreement between the Corporation and the Grantee, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a) NUMBER OF SHARES. The Committee shall determine the number of Restricted Shares to be awarded to a Grantee pursuant to the Restricted Stock Award.

(b) NONTRANSFERABLITY. Except as set forth in subsections (f) and (g) of this Section 7, a Grantee may not sell, assign, transfer, pledge, hypothecate or otherwise dispose of any Restricted Shares awarded to said Grantee under this Plan, or any interest therein, except by will or the laws of descent and distribution, for a period of five years, or such shorter period as the Committee shall determine, from the date on which the award is granted. The Committee may also in its discretion impose such other restrictions and conditions on Restricted Shares awarded as it deems appropriate. In determining that Restricted Period of an award, the Committee may provide that the restrictions shall lapse with respect to specified percentages of the awarded shares on successive, anniversaries of the date of such award or upon the satisfaction of such other conditions as the Committee may impose. In no event shall the Restricted Period end with respect to a Restricted Stock Award prior to the satisfaction by the Grantee of any liability arising under Section 8 hereof. Any attempt to dispose of any Restricted Shares in contravention of any such restrictions shall be null and void and without effect. The period during which such restrictions on transfer, and such other restrictions as the Committee may impose, are in effect is referred to as the "Restricted Period".

(c) CERTIFICATES REPRESENTING RESTRICTED SHARES. The Corporation shall not be required to issue stock certificates representing Restricted Shares awarded to a Grantee until the Restricted Period related to such shares has lapsed. If any stock certificates representing Restricted Shares awarded pursuant to a Restricted Stock Award are issued prior to the lapse of the Restricted Period, such stock certificate shall bear an appropriate legend referring to such restrictions. Such certificates may be retained by the Corporation during the Restricted Period.

(d) TERMINATION. If the Grantee's continuous employment with the Corporation or any of its divisions or Subsidiary Corporations shall terminate for any reason prior to the expiration of the Restricted Period applicable to any Restricted Shares granted to such Grantee, or prior to the satisfaction of any other conditions established by the Committee applicable to such Grant, any such Restricted Shares then remaining subject to restrictions (after taking into account the provisions of subsections (f) and (g) of this Section 7) shall thereupon be forfeited by the Grantee and any such Restricted Shares shall be transferred to, and reacquired by, the Corporation or its Subsidiary Corporation at no cost to the Corporation of the Subsidiary Corporation. In such event, the Grantee, or in the event of his death, his personal representative, shall, with respect to any such shares, forthwith deliver to the Secretary of the Corporation any stock certificates in the possession of the Grantee or the Grantee's representative representing the Restricted Shares remaining subject to such restrictions, accompanied by such instruments of transfer, if any, as may reasonably be required by the Secretary of the Corporation.

(e) RIGHTS AS A STOCKHOLDER. Upon receipt by a Grantee of a Restricted Stock Award, the Grantee shall possess all incidents of ownership of the Restricted Shares (subject to subsection (b) of this Section 7), including the right to receive or reinvest dividends with respect to such shares and to vote such shares.

(f) EFFECT OF CERTAIN CHANGES. The number of Restricted Shares subject to a Grant shall be appropriately adjusted by the Committee in the event of any change in the shares of Common Stock set forth in Section 6(i)(1). Upon the occurrence of an Acceleration Event, as defined in Section 6(i)(2), all restrictions then outstanding with respect to a Restricted Stock Award shall automatically expire and be of no further force and effect.

(g) OTHER PROVISIONS. The Committee shall have the authority (and the Restricted Award Agreement may so provide) to cancel all or any portion of any outstanding restrictions and conditions prior to the expiration of the Restricted Period with respect to all or part of a Restricted Stock Award on such terms and conditions as the Committee may deem appropriate. The Restricted Award Agreements authorized under this Plan shall contain such other provisions not inconsistent with the terms hereof as the Committee shall deem advisable.

8. Agreement by Grantee Regarding Withholding Taxes.

When a Grantee or other person becomes entitled to receive shares of Common Stock pursuant to the exercise of an Option or upon the lapse of restrictions relating to a Restricted Stock Award, the Corporation shall have the right to require the

Grantee or such other person to pay to the Corporation the minimum amount of any taxes that the Corporation may be required to withhold before delivery to such Grantee or other person of a certificate or certificates representing such shares.

Unless otherwise prohibited by the Committee or by applicable law, a Grantee may satisfy any such withholding tax obligation by any of the following methods, or by a combination of such methods: (a) tendering a cash payment; (b) authorizing the Corporation to withhold from the shares of Common Stock otherwise issuable to such Grantee (or, in the case of a Restricted Stock Award, from the shares with respect to which the restrictions shall have lapsed) shares having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the required minimum amount of the total withholding tax obligation; or (c) delivering to the Corporation previously acquired shares of Common Stock (none of which shares may be subject to any claim, lien, security interest, community property right or other right of spouses or present or former family members, pledge, option, voting agreement or other restriction or encumbrance of any nature, whatsoever) having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation.

9. Term of Plan.

The term of this Plan is ten (10) years from the date the Plan was originally adopted by the Board. No Option or Restricted Stock Award shall be granted pursuant to this Plan later than March 10, 2010, but Options and Restricted Stock Awards theretofore granted may extend beyond that date in accordance with their terms.

10. Amendment and Termination of the Plan.

The Board may, at any time and from time to time, suspend, terminate, modify or amend the Plan. Except as provided in Section 6 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Grant previously made, unless the written consent of the Grantee is obtained.

11. No Approval of Stockholders.

The Plan shall take effect upon its adoption by the Board of Directors and shall not be subject to the approval of the holders of shares of Common Stock of the Corporation.

12. Miscellaneous.

(a) Effect of Headings. The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b) <u>Compliance with Legal Requirements</u>. The Plan and the other obligations of the Corporation under the Plan and any agreement shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Corporation, in its discretion, may postpone the issuance or delivery of Common Stock under any Grant as the Corporation may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Stock in compliance with applicable laws, rules and regulations.

(c) <u>No Right To Continued Employment</u>. Nothing in the Plan or in any agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of the Corporation or any of its divisions or Subsidiary Corporations, to be entitled to any remuneration or benefits not set forth in the Plan or such agreement or to interfere with or limit in any way the right of the Corporation or such division or Subsidiary Corporation to terminate such Grantee's employment.

(d) <u>Grantee Rights</u>. No Grantee shall have any claim to be made any Grant under the Plan, and there is no obligation for uniformity of treatment for Grantees. Except as provided specifically herein, a Grantee or a transferee of a Grant shall have no rights as a stockholder with respect to any shares covered by any Grant until the date of the issuance of a stock certificate for such shares.

(e) <u>Beneficiary</u>. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary.